Exhibit 15.2

Addendum 1
to that Private Placement Platform Referral Agreement Exhibit A between FOLIOfn Investments, Inc. and Monarch Bay Securities, LLC of the 24th day of May, 2016

This Private Placement Platform Referral Agreement Addendum is effective this 1st day of August, 2016 (the “Effective Date”) by and among Monarch Bay Securities, LLC, a California limited liability company, having its principal office at 898 N. Sepulveda, Suite 475, El Segundo CA 90245, (the “Referring Party”) and FOLIOfn Investments, Inc., a corporation of the Commonwealth of Virginia (hereinafter “Folio”) with its principal place of business at 8180 Greensboro Drive, 8th Floor, McLean, VA 22102.

Exhibit A for Monarch Bay Registered Representatives associated with ASMX Capital

Fees shall be charged as a percentage of the gross proceeds raised on the Folio platform in an Issuer Offering available on the Folio platform, for which the Issuers pay Folio and Referring Party as specified in the offering documents and agreements between the Issuer, Referring Party and or Folio.

Folio will then retain its offering servicing fee – which shall 50 basis points of the gross amount of money raised by the Issuer in the Offering, subject to a minimum fee of the greater of $10,000 per offering or $30 per investor in an offering -- as well as any fees due to Folio for Folio’s sales and or distribution of the Issuer Offering to Folio Customers under a separate distribution agreement, and transmit the remainder of the gross Issuer fee to the Referring Party, less any additional fees or expenses owed to Folio or other selling syndicate members processed by Folio.

Note that Folio Customer is defined as a customer of Folio, other than a Referred Customer, that uses a Folio website. No other fees charged to Issuers or Investors by Folio will be provided to Referring Party.

New Fees or Modifications to Fees

1)	The Fees pursuant to this Exhibit A are for Issuer Offerings pursuant to Regulations A and D. Any fees to be charged for other types of Issuer Offerings shall be agreed to in writing by the parties.
2)
Either Party may propose Fee modifications at any time and such Fees shall be changed or added only upon the written mutual approval of both Folio and Referring Party; provided, however, that after the initial term, in the event Folio desires to increase any fee due to costs imposed because of regulatory or other legal issues (including liability issues or insurance costs), or technical or development issues, or any other documentable or reasonable rational and Referring Party does not want to change such fee, then Folio shall provide notice to the Referring Party of such factor and in the event the parties cannot agree on an acceptable fee change within 30 days of such notice then Folio shall have the right to terminate this Agreement pursuant to Section 7 of the Agreement.

IN WITNESS HEREOF, the parties hereto have caused this Addendum to be executed by duly authorized officers or representatives as of the Effective Date.

Folio:                                            FOLIOfn Investments, Inc.

By:
Name: Michael J. Hogan
Title: CEO

Referring Party:                       Monarch Bay Securities, LLC

By:
Name: Keith Moore
     Title: CEO